SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2022 Third Quarter Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2022 3Q (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2022 3Q (Separate)

Summary of 2022 Third Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 17, 2022 under the title “Summary of 2022 First Half Business Report.”

II.	Business Overview

1.	Results of Operations

	(unit: billions of Won)
Type	2022 3Q	2021	2020
Operating income	3,703	3,660	2,080
Non-operating income (expense)	53	89	(79)
Income from continuing operations before income tax	3,756	3,749	2,001
Income tax expense from continuing operations (-)	963	942	486
Income from discontinued operations	—	—	—
Net income	2,793	2,807	1,515
Controlling Interest	2,662	2,588	1,307
Non-controlling Interest	131	219	208

Note 1) Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)
Classification	Funding Source	2022 3Q			2021			2020
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	310,079,041	1.22	67.73	291,653,291	0.79	70.88	265,636,358	1.08	71.78
	Borrowings	27,690,604	1.57	6.05	21,628,379	0.98	5.26	19,606,056	1.31	5.30
	Debentures	46,382,119	2.02	10.13	40,901,547	1.78	9.94	32,287,676	2.24	8.73
	Others	43,965,924	—	9.60	29,470,312	—	7.16	26,523,338	—	7.17
	Total Liabilities	428,117,687	—	93.51	383,653,529	—	93.23	344,053,429	—	92.97
Total Equity		29,696,492	—	6.49	27,845,863	—	6.77	25,996,721	—	7.03
Total Liabilities & Equity		457,814,179	—	100.00	411,499,392	—	100.00	370,050,150	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)
Type	Managed Item	2022 3Q			2021			2020
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	15,306,241	0.99	3.34	13,809,362	0.34	3.36	11,925,297	0.45	3.22
	Marketable securities	67,493,298	1.12	14.74	58,416,310	1.67	14.20	54,474,169	1.87	14.72
	Loans	326,531,064	3.44	71.32	301,849,585	2.79	73.35	269,533,892	2.98	72.84
	Loans in local currency	279,634,753	3.27	61.08	262,010,967	2.59	63.67	233,117,610	2.75	63.00
	Loans in foreign Currency	31,178,774	4.04	6.81	25,104,084	3.58	6.10	22,614,578	3.99	6.11
	Guarantee payments	21,236	2.98	0.00	28,000	2.46	0.01	15,845	4.04	0.00
	Credit card receivables	9,942,441	7.26	2.17	9,196,190	7.42	2.23	8,207,859	7.87	2.22
	Foreign bills bought	5,753,860	1.85	1.26	5,510,344	0.85	1.34	5,578,001	1.53	1.51
	Bad debt expense in local currency (-)	2,074,986	—	0.45	1,878,781	—	0.46	1,708,074	—	0.46
	Others	50,558,561	—	11.04	39,302,917	—	9.55	35,824,866	—	9.68
Total Assets		457,814,179	—	100.00	411,499,392		100.00	370,050,150	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )
Type	2022 3Q	2021	2020
Equity capital (A)	31,781	28,980	27,448
Risk weighted assets (B)	222,210	192,503	198,269
BIS(Capital adequacy) ratio (A/B)	14.30	15.05	13.84

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100

Note 2) Based on K-IFRS consolidated financial statements and Basel III standards

Note 3) 2022 3Q figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated				(units: millions of Won, %)
Name of Company	Type		2022 3Q	2021	2020
Woori Bank Note 2)	BIS ratio Note 1)	Equity capital (A)	27,342,116	25,473,034	25,269,072
		Risk weighted assets (B)	180,069,905	157,275,764	145,755,395
		Capital adequacy ratio (A/B)	15.18	16.20	17.34
Woori Card Note 3)	Adjusted capital ratio		16.44	17.73	19.93
	Tangible common equity ratio		11.47	11.84	13.48
Woori Financial Capital Note 3)	Adjusted capital ratio		12.91	13.38	12.17
	Tangible common equity ratio		11.93	11.70	10.77
Woori Investment Bank Note 4)	BIS ratio Note 1)	Equity capital (A)	642,317	576,693	491,799
		Risk weighted assets (B)	4,383,065	4,037,822	3,192,245
		Capital adequacy ratio (A/B)	14.65	14.28	15.41
Woori Asset Trust Note 5)	Operating capital ratio		1,284.80	1,078.93	1,286.43
Woori Asset Management Note 3)	Minimum operating capital ratio		716.93	721.87	754.11
Woori Savings Bank Note 6)	BIS Capital adequacy ratio Note 1)		17.97	21.47	13.40

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100

Note 2) Figures for Woori Bank are based on the K-IFRS consolidated financial statements and Basel III standards. 2022 3Q figures are estimates only and are subject to change

Note 3) Figures for Woori Card, Woori Financial Capital and Woori Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and K-IFRS separate financial statements

Note 4) Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and K-IFRS consolidated financial statements

Note 5) Figures for Woori Asset Trust are based on K-IFRS separate financial statements

Note 6) Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
Type	2022 3Q			2021			2020
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	355,881	3,849	9,246.1	560,744	5,734	9,779.3	40,308	7,911	509.5
Woori Card Note 2)	8,139,503	1,926,873	422.4	7,455,390	1,419,809	525.1	6,255,965	1,406,387	444.8
Woori Financial Capital Note 2)	2,123,413	1,025,127	207.1	1,531,101	856,736	178.7	1,357,876	616,632	220.2
Woori Investment Bank Note 2)	2,591,515	1,611,982	160.8	2,728,159	2,031,260	134.3	2,166,208	1,555,418	139.3
Woori Asset Trust Note 2)	223,612	19,858	1,126.08	176,660	25,558	691.2	148,856	16,157	921.3
Woori Savings Bank Note 2), Note 3)	394,223	243,490	161.9	292,913	228,445	128.2	267,927	209,712	127.8

Note 1) Based on current assets and liabilities within one month of maturity

Note 2) Based on current assets and liabilities within 90 days of maturity

Note 3) Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
Type	2022 3Q			2021			2020
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	52,110	50,046	104.1	13,583	—	—	425	—	—

Note 1) Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios

				(unit: %)
Name of Company	Type	2022 3Q	2021	2020
Woori Bank	Liquidity coverage ratio Note 1)	97.22	89.95	92.07
	Foreign currency liquidity coverage ratio Note 1)	109.97	107.40	106.06
	Ratio of business purpose premises and equipment	10.75	11.46	11.68

Note 1) The methods of calculation are the same as for the applicable standards for business disclosures, and the applicable periods are 2022 3Q, 2021 4Q and 2020 4Q (The liquidity coverage ratio represents the average of the ratios for each business day in each applicable period, whereas the foreign currency liquidity coverage ratio represents the ratio of the average figures in each applicable period)./Under the ‘Status of and Plans for the Easement of Financial Regulations’ announced by the Financial Services Commission, the liquidity coverage ratio and the foreign currency liquidity coverage ratio requirements for banks were 85% and 70% respectively for 2020 4Q and 2021 4Q, and 90% and 80% respectively, for 3Q 2022.

c.	Profitability Ratio Note 1), Note 2)

						(units: %)
Type	2022 3Q		2021		2020
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.78	13.87	0.66	11.48	0.40	6.80
Excluding non-controlling interests	0.75	13.22	0.61	10.58	0.34	5.87
Woori Bank	0.72	12.98	0.60	9.92	0.37	5.95
Woori Card	1.74	11.11	1.10	6.36	0.98	5.29
Woori Financial Capital	1.61	13.59	1.69	15.73	1.53	13.83
Woori Investment Bank	1.57	13.12	1.59	12.89	1.47	13.13
Woori Asset Trust	26.37	37.68	18.64	27.05	22.03	31.51
Woori Asset Management	0.23	0.24	6.82	7.11	5.85	6.12
Woori Savings Bank Note 3)	0.73	5.12	1.06	7.95	0.97	10.10

Note 1) Based on the applicable standards* for business reports submitted to the Financial Supervisory Service. The figures for Woori Financial Group and Woori Bank are on a consolidated basis and the figures for the other subsidiaries are on a non-consolidated basis.

*	Woori Card, Woori Financial Capital, Woori Investment Bank, Woori Savings Bank: Net income over the last 12 months / average balance of equity capital over the last 12 months

*	Woori Financial Group and other subsidiaries: Based on the applicable standards for business reports submitted to the Financial Supervisory Service, on an annualized basis

Note 2) Total assets and total equity : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 3) Figures for Woori Savings Bank are based on K-GAAP

d.	Asset Quality

Group Asset Quality

	(units: billions of Won, except percentages)
Type	2022 3Q	2021	2020
Total loans	353,161	332,797	299,075
Substandard and below loans	1,014	990	1,256
Substandard and below loans ratio	0.29%	0.30%	0.42%
Non-Performing Loans	942	902	1,149
NPL Ratio	0.27%	0.27%	0.38%
Substandard and below coverage ratio (A/B)	222.7%	192.2%	153.8%
Loan Loss reserve (A)	2,257	1,903	1,932
Substandard and below loans (B)	1,014	990	1,256

Note 1) Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies Note 1)

									(units: %)
	2022 3Q			2021			2020
Type	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.17	0.15	270.99	0.20	0.18	205.50	0.32	0.30	153.95
Woori Card	0.64	—	105.78	0.41	—	103.21	0.63	—	102.65
Woori Financial Capital	1.07	—	177.28	1.20	—	196.70	1.77	—	140.15
Woori Investment Bank	0.48	0.48	159.18	0.57	0.55	120.05	0.79	0.20	84.78
Woori Asset Trust	19.96	—	—	56.61	—	—	63.64	—	—
Woori Savings Bank Note 2)	2.68	—	105.70	2.32	—	117.37	3.40	—	90.37

Note 1) Based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 2) Based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its consolidated subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)
Classification	2022 3Q	2021	2020
ASSETS
Cash and cash equivalents	9,276,913	7,565,818	9,990,983
Financial assets at fair value through profit or loss (“FVTPL”)	30,318,445	13,497,234	14,762,941
Financial assets at fair value through other comprehensive income	34,635,989	39,119,789	30,028,929
Securities at amortized cost	25,137,354	17,086,274	17,020,839
Loans and other financial assets at amortized cost	393,304,537	361,932,872	320,106,078
Investments in joint ventures and associates	1,338,107	1,335,167	993,291
Investment properties	391,979	389,495	387,464
Premises and equipment	3,156,318	3,174,720	3,287,198
Intangible assets and goodwill	875,629	785,386	792,077
Assets held for sale	17,781	26,327	60,002
Net defined benefit asset	195,634	21,346	5,658
Current tax assets	40,494	22,598	75,655
Deferred tax assets	176,266	31,131	46,088
Derivative assets (designated for hedging)	131,025	106,764	174,820
Other assets	3,072,463	2,088,950	1,348,994

Total assets	502,068,934	447,183,871	399,081,017

LIABILITIES
Financial liabilities at FVTPL	21,432,954	4,873,458	6,813,822
Deposits due to customers	332,347,105	317,899,871	291,477,279
Borrowings	33,400,405	24,755,459	20,745,466
Debentures	48,848,451	44,653,864	37,479,358
Provisions	534,049	576,134	501,643
Net defined benefit liability	43,425	47,986	52,237
Current tax liabilities	669,111	584,491	370,718
Deferred tax liabilities	22,593	186,946	160,250
Derivative liabilities (designated for hedging)	208,641	27,584	64,769
Other financial liabilities	32,735,783	24,171,030	14,215,817
Other liabilities	698,003	556,853	473,813

Total liabilities	470,940,520	418,333,676	372,355,172

EQUITY
Owners’ equity:	28,252,573	25,842,019	23,053,608
Capital stock	3,640,303	3,640,303	3,611,338
Hybrid securities	2,892,989	2,294,381	1,895,366
Capital surplus	682,385	682,385	626,111
Other equity	(2,261,388)	(2,167,614)	(2,347,472)
Retained earnings	23,298,284	21,392,564	19,268,265
Non-controlling interests	2,875,841	3,008,176	3,672,237

Total equity	31,128,414	28,850,195	26,725,845

Total liabilities and equity	502,068,934	447,183,871	399,081,017

Number of consolidated subsidiaries (excluding holding company)	163	152	131

Summary Consolidated Statement of Comprehensive Income

(The Company and its consolidated subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)
Classification	2022 3Q	2021 3Q	2021	2020
Operating income	3,702,665	3,075,608	3,659,749	2,080,394
Net interest income	6,347,648	5,088,871	6,985,721	5,998,512
Net fees and commissions income	1,270,904	1,105,776	1,470,775	1,014,039
Dividend income	123,235	262,937	309,211	138,543
Net gain or loss on financial instruments at FVTPL	669,978	238,204	325,751	421,709
Net gain or loss on financial assets at FVTOCI	(8,846)	45,830	32,624	24,138
Net gain or loss arising on financial assets at amortized cost	74,349	97,755	107,317	44,443
Impairment losses due to credit loss	(622,034)	(311,661)	(536,838)	(784,371)
General and administrative expenses	(2,936,825)	(2,792,841)	(4,147,411)	(3,956,181)
Other net operating expenses	(1,215,744)	(659,263)	(887,401)	(820,438)

Non-operating income (expense)	53,454	77,122	89,492	(79,143)

Net income before income tax expense	3,756,119	3,152,730	3,749,241	2,001,251

Income tax expense	(963,430)	(791,083)	(941,870)	(486,002)

Net income	2,792,689	2,361,647	2,807,371	1,515,249

Net income attributable to owners	2,661,745	2,197,936	2,587,936	1,307,266
Net income attributable to the non-controlling interests	130,944	163,711	219,435	207,983
Other comprehensive income (loss), net of tax	(52,865)	217,085	170,181	(82,207)
Items that will not be reclassified to profit or loss	159,929	134,124	96,529	54,964
Items that may be reclassified to profit or loss	(212,794)	82,961	73,652	(137,171)

Total comprehensive income	2,739,824	2,578,732	2,977,552	1,433,042

Comprehensive income attributable to the owners	2,591,033	2,403,294	2,745,764	1,233,097
Comprehensive income attributable to non-controlling interests	148,791	175,438	231,788	199,945
Net income per share:
Basic and diluted loss per share (in Korean Won)	3,570	2,971	3,481	1,742

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the periods indicated)	(unit: millions of Won)
Classification	2022 3Q	2021	2020
ASSETS
Cash and cash equivalents	444,386	578,725	69,176
Financial assets at fair value through profit or loss	—	—	7,247
Financial assets at fair value through other comprehensive income	315,093	146,294	149,614
Loans and other financial assets at amortized cost	1,573,168	633,110	619,117
Investments in subsidiaries	22,394,915	22,144,915	21,562,229
Premises and equipment	6,903	7,790	12,538
Intangible assets	5,208	5,171	5,282
Net defined benefit asset	2,292	1,516	3,509
Current tax assets	2,209	856	307
Deferred tax assets	12,486	6,454	964
Other assets	318	151	—

Total assets	24,756,978	23,524,982	22,429,983

LIABILITIES
Financial liabilities at fair value through profit or loss	329	329	—
Debentures	1,447,611	1,367,429	1,147,503
Provisions	485	394	782
Current tax liabilities	563,754	468,305	215,071
Other financial liabilities	22,402	22,988	22,085
Other liabilities	1,378	548	570

Total liabilities	2,035,959	1,859,993	1,386,011

EQUITY
Capital stock	3,640,303	3,640,303	3,611,338
Hybrid securities	2,892,813	2,294,288	1,895,322
Capital surplus	10,909,281	10,909,281	14,874,084
Other equity	(24,276)	(3,874)	(1,518)
Retained Earnings	5,302,898	4,824,991	664,746

Total equity	22,721,019	21,664,989	21,043,972

Total liabilities and equity	24,756,978	23,524,982	22,429,983

Summary Statement of Comprehensive Income

(The Company, for the periods indicated)	(unit: millions of Won, except per share amounts)
Classification	2022 3Q	2021 3Q	2021	2020
Operating income	1,199,821	621,659	590,550	594,752
Net interest expense	(8,966)	(16,493)	(22,245)	(12,953)
Interest income	13,581	2,686	4,236	10,082
Interest expense	(22,547)	(19,179)	(26,481)	(23,035)
Net fees and commissions loss	(9,502)	(9,728)	(12,585)	(15,394)
Fees and commissions income	979	604	1,306	805
Fees and commissions expense	(10,481)	(10,332)	(13,891)	(16,199)
Dividend income	1,267,756	691,315	692,605	680,375
Net gain (loss) on financial instruments at FVTPL	—	—	(7,576)	(920)
Reversal (Provision) of impairment losses due to credit loss	(167)	88	76	116
General and administrative expenses	(49,300)	(43,523)	(59,725)	(56,472)
Non-operating income (expense)	(1,355)	(5)	(305)	(215)
Net income before income tax expense	1,198,466	621,654	590,245	594,537
Income tax income (expense)	(1,706)	132	4,607	781

Net income	1,196,760	621,786	594,852	595,318

Other comprehensive income (loss), net of tax	(20,402)	(1,245)	(2,330)	(887)
Items that will not be reclassified to profit or loss	(20,402)	(1,245)	(2,330)	(887)
Net gain (loss) on valuation of equity securities at FVTOCI	(22,622)	(1,111)	(2,408)	(280)
Remeasurement of the net defined benefit liability	2,220	(134)	78	(607)

Total comprehensive income	1,176,358	620,541	592,522	594,431

Net income per share:
Basic and diluted income per share (in Korean Won)	1,556	792	730	757

3.	Dividend Information

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 17, 2022 under the title “Summary of 2022 First Half Business Report.”

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2022 3Q	2021	2020
Auditor	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1) In its review report attached to this report, Samil PricewaterhouseCoopers has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2021, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

Note 3) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2020, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2022 3Q	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 611 million	4,187 hours
2021	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,172 million	10,450 hours	KRW 1,172 million	9,962 hours
2020	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,135 million	10,400 hours	KRW 1,135 million	10,514 hours

Note 1) Fee excludes VAT

Note 2) Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2021	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million
		U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2021)	KRW 2,370 million
2020	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2020)	KRW 2,280 million

Note 1) Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2022 3Q	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64 million
2021	March 29, 2021	Tax adjustment (including review relating to application of consolidated tax)	June 1, 2021 ~ May 31, 2022	KRW 61 million
2020	July 9, 2020	Tax adjustment (including review relating to application of consolidated tax)	July 9, 2020 ~ May 31, 2021	KRW 61 million

Note 1) Fee excludes VAT

V.	Corporate Governance

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 17, 2022 under the title “Summary of 2022 First Half Business Report.”

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of September 30, 2022	(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance Note 2)		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	38,859,717	5.33	40,424,901	5.55	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	32,630,581	4.48	28,608,064	3.93
Total		Common	71,490,298	9.82	69,032,965	9.48	—
		Others	—	—	—	—	—

Note 1) The largest shareholder changed on December 9, 2021 due to the Korea Deposit Insurance Corporate’s sale of Woori Financial Group’s equity shares. Refer to the prior disclosure on Form 6-K on December 10, 2021, “Changes in the Largest Shareholder” for further details.

Note 2) Beginning balance is as of December 31, 2021.

b.	Changes in the largest shareholder

As of September 30, 2022				(units: shares, %)
Change of Date	Largest Shareholder	Number Held	Share	Notes
April 9, 2021	Korea Deposit Insurance Corporation	110,159,443	15.25	Sale of KDIC’S 14,445,354 shares through after-hours trading Note 1)
August 10, 2021	Korea Deposit Insurance Corporation	110,159,443	15.13	Issuance of new common shares (5,792,866 shares) Note 2)
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	ESOA’s purchase of 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 3)

Note 1) Refer to the prior disclosures on Form 6-K on April 13, 2021, “Change in the Number of Shares Owned by the Largest Shareholder of Woori Financial Group” for further details.

Note 2) Comprehensive stock exchange between Woori Financial Group and Woori Financial Capital

Note 3) Refer to the prior disclosure on Form 6-K on December 10, 2021, “Changes in the Largest Shareholder” for further details.

c.	Share Ownership of More Than 5%

As of September 30, 2022			(units: shares, %)
	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	National Pension Service	57,204,081	7.86	Note 1)
	Nobis1, Inc. (IMM PE)	40,560,000	5.57	Note 2)
Employee Stock Ownership Association		69,032,965	9.48	The largest shareholder Note 3)

Note 1) Based on the disclosure of the National Pension Service on August 2, 2022

Note 2) As of June 30, 2022 based on the shareholder registry

Note 3) Total shares of the employee stock ownership associations of Woori Financial Group and Woori Bank as of September 30, 2022

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

							(units: Won, shares)
Period		April 2022	May 2022	June 2022	July 2022	August 2022	September 2022
Common Shares	High	16,200	15,700	14,900	12,200	12,450	11,950
	Low	14,750	14,200	12,050	11,000	11,750	10,700
	Average	15,426	15,019	13,610	11,683	12,123	11,498
Monthly Trade Volume	High	5,016,438	25,912,180	26,978,864	4,041,303	5,496,204	4,009,821
	Low	679,329	1,603,983	1,658,177	1,361,105	1,345,945	1,203,409
	Monthly Total	47,668,049	90,932,722	83,389,627	52,669,461	46,727,144	45,895,743

Note 1) Source: KRX KOSPI Market

Note 2) Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

						(units: US Dollars, Won, ADSs)
Period		April 2022	May 2022	June 2022	July 2022	August 2022	September 2022
ADS	High	39.51	37.22	36.25	27.93	28.53	25.48
	Low	34.62	33.77	28.05	25.42	26.35	22.32
	Average	37.53	35.71	32.41	26.86	27.39	24.53
Won Conversion	High	48,850	47,109	44,892	36,303	37,160	35,524
	Low	43,947	42,864	36,041	33,300	35,512	32,025
	Average	46,252	45,344	41,395	35,114	36,118	34,132
Monthly Trade Volume	High	43,556	261,150	114,808	99,681	150,298	107,140
	Low	11,861	11,750	15,111	25,687	24,637	42,219
	Monthly Total	413,158	1,222,701	1,152,461	1,093,739	1,366,146	1,432,447

Note 1) Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)

Note 2) One ADS represents three common shares.

Note 3) Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of September 30, 2022
Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Tae-Seung Son	118,127	January 11, 2019 ~	Note 1)
Outside Director	Registered	Sung-Tae Ro	5,000	January 11, 2019 ~	Note 1)
Outside Director	Registered	Sang-Yong Park	1,000	January 11, 2019 ~	Note 1)
Outside Director	Registered	In-Sub Yoon	—	January 27, 2022 ~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 1)
Outside Director	Registered	Yo-Hwan Shin	—	January 27, 2022 ~	Note 2)
Outside Director	Registered	Dong-Woo Chang	—	January 11, 2019 ~	Note 1)
Outside Director	Registered	Soo-Young Song	—	March 25, 2022 ~	Note 2)
Non-standing Director	Registered	Won-Duk Lee Note 3)	26,500	March 25, 2022 ~	December 31, 2023
President	Non-Registered	Hwa-Jae Park	30,421	February 25, 2022 ~	December 31, 2023
President	Non-Registered	Sang-Wook Chun	9,600	February 25, 2022 ~	December 31, 2023
Senior Deputy President	Non-Registered	Min-Cheol Shin	32,000	February 25, 2022 ~	December 23, 2022
Deputy President	Non-Registered	Jin-Ho Noh	9,000	February 11, 2020 ~	December 17, 2022
Deputy President	Non-Registered	Kyu-Mok Hwang	17,239	December 18, 2020 ~	December 17, 2022
Deputy President	Non-Registered	Seok-Young Chung	24,951	December 18, 2020 ~	January 10, 2023
Deputy President	Non-Registered	Jong-Il Park	19,119	February 25, 2022 ~	February 10, 2023
Deputy President & Compliance Officer	Non-Registered	Byoung-Kwon Woo	10,500	February 25, 2022 ~	February 10, 2024
Deputy President	Non-Registered	Sung-Wook Lee	15,000	February 25, 2022 ~	February 10, 2023
Senior Managing Director	Non-Registered	Jong-Keun Lee	6,127	February 25, 2022 ~	December 17, 2022
Managing Director	Non-Registered	Il-Jin Ouk	3,000	February 25, 2022 ~	February 24, 2024
Managing Director	Non-Registered	Tae-Jeong Song	12,000	February 25, 2022 ~	December 31, 2023

Note 1) End of the annual general meeting of shareholders for FY2022

Note 2) End of the annual general meeting of shareholders for FY2023

Note 3) Won-Duk Lee served as a standing director from March 25, 2020 to March 23, 2022.

Note 4) Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors

Note 5) Common shares owned are as of the date of submission of this report, and those owned by executives exclude the shares owned through the Employee Stock Ownership Association.

2.	Employee Status

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 17, 2022 under the title “Summary of 2022 First Half Business Report.”

3.	Directors’ Compensation

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 17, 2022 under the title “Summary of 2022 First Half Business Report.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: November 15, 2022	By:	/s/ Sang-Wook Chun
(Signature)
Name: Sang-Wook Chun
Title: President